Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

June 30, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 8.00% per annum Autocallable Reverse Convertible Securities due June 30, 2016	June 25, 2015	F151
Buffered Return Equity Securities due December 31, 2018	June 25, 2015	K530
Absolute Return Barrier Securities due June 30, 2020	June 25, 2015	T546
Digital Plus Barrier Notes due June 28, 2019	June 25, 2015	T552
Autocallable Securities due June 30, 2017	June 25, 2015	T553
Trigger Performance Securities	June 25, 2015	T557
Trigger Performance Securities	June 25, 2015	T558
Trigger Performance Securities	June 25, 2015	T559
Contingent Return Optimization Securities	June 25, 2015	T560
Accelerated Barrier Notes due June 28, 2019	June 26, 2015	T566

Trigger Performance Securities due	June 25, 2015	T567
8.50% per annum Contingent Coupon Callable Yield Notes due June 30, 2025	June 25, 2015	U1256
Step-Up Contingent Coupon Callable Yield Notes due June 30, 2025	June 25, 2015	U1257
7.15% 7.5 Year Callable Daily Range Accrual Securities due December 30, 2022	June 25, 2015	U1260
Trigger Phoenix Autocallable Optimization Securities	June 26, 2015	U1272ABC